Exhibit 99.1

Youxin Technology Ltd Receives Nasdaq Delisting Determination, Plans to Appeal, and Announces 1-for-80 Share Consolidation

GUANGZHOU, CHINA, Sept. 26, 2025 (GLOBE NEWSWIRE) — Youxin Technology Ltd (Nasdaq: YAAS) (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced that the Company received a staff determination notice (the “Staff Determination Notice”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on September 22, 2025, notifying the Company of the Staff’s determination to delist the Company’s securities under Listing Rule 5810(c)(3)(A)(iii) because as of September 19, 2025, the Company’s Class A ordinary shares had a closing bid price below $0.10 for ten consecutive trading days (the “Low Priced Stocks Rule”). Pursuant to the Notice, unless the Company requests an appeal of the determination, the Company’s securities will be suspended from trading on The Nasdaq Capital Market at the opening of business on October 1, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market (the “Suspension”).

On August 13, 2025, the Company received a letter from the Nasdaq (the “Letter”), notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq (the “Minimum Bid Requirement”) because the closing bid price of the Company’s Class A ordinary shares was below the minimum of $1.00 per share for a period of 30 consecutive business days. In accordance with Listing Rule 5810(c)(3)(A), the Letter provided the Company a period of 180 calendar days from the date of the Letter, or until March 23, 2026, to regain compliance with the Minimum Bid Requirement.

Nasdaq Listing Rule 5810(c)(3)(A)(iii) states that if during any compliance period specified in Rule 5810(c)(3)(A) a Company’s security has a closing bid price of $0.10 or less for ten consecutive trading days, the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security. Based on the closing bid price of the Company’s ordinary shares for the 10 consecutive trading days from September 8, 2025 to September 19, 2025, the Company does not comply with the Low Priced Stocks Rule.

On September 15, 2025, the Company’s Board approved to effect a share consolidation of the Company’s Class A ordinary shares at the ratio of one-for-eighty with the market effective date of September 30, 2025. The objective of the share consolidation is to enable the Company to regain compliance with the Minimum Bid Requirement and the Low Priced Stocks Rule.

Beginning with the opening of trading on September 30, 2025, the Company’s Class A ordinary shares will trade on the NASDAQ Capital Market on a split-adjusted basis, under the same symbol “YAAS” but under a new CUSIP Number, G9876W112.

The share consolidation will reduce the number of Class A ordinary shares issued and outstanding from approximately 171,264,988 to approximately 2,140,813 (subject to adjustment due to the effect of rounding up fractional shares into whole shares). The authorized number of Class A ordinary shares will be reduced by the same ratio from 400,000,000 to 5,000,000. The new par value will be $0.008 from the share consolidation.

As a result of the share consolidation, each eighty pre-split ordinary shares outstanding will automatically combine and convert to one issued and outstanding Class A ordinary share without any action on the part of the shareholder. No fractional ordinary shares will be issued to any shareholders in connection with the share consolidation. The total number of Class A ordinary shares to be received by each shareholder will be rounded up to the next whole Class A ordinary share that would have resulted from the share consolidation.

The Company’s operations are not affected by the receipt of the Staff Determination Notice. The Company intends to timely appeal Nasdaq’s determination to the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The Company’s hearing request will stay the Suspension and the filing of the Form 25-NSE pending the Panel’s decision.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact:

Youxin Technology Ltd.

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com